UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                                CaminoSoft Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    133765107
                           --------------------------
                                 (CUSIP Number)



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                                      13G

CUSIP No. 133765107
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1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.

        Renaissance Capital Growth and Income Fund III, Inc.        75-2533518
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2.  CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A  GROUP*
        (a) [ ]
        (b) [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.  SOLE VOTING POWER
         3,011,633
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6.  SHARED VOTING POWER
          None
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7.  SOLE DISPOSITIVE POWER
          3,011,633
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8.  SHARED DISPOSITIVE POWER
          None
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,011,633
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          Not applicable
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          29.71%
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12. TYPE OF REPORTING PERSON
          IV
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ITEM 1.
         (a)  Name of Issuer.
              CaminoSoft Corp.                                       ("Company")
         (b)  Address of Issuer's principal Executive Offices
              600 N. Hampshire Rd., Suite 105
              Westlake Village, CA 91361

ITEM 2.

         (a)  Name of Person Filing
              Renaissance Capital Growth and Income Fund III, Inc.    ("Filer")
         (b)  Address of principal Business Office or, if none, Residence
                  8080 N.  Central Expwy., Suite 210, LB 59
                  Dallas, TX 75206-1857
         (c)  Citizenship
                  Texas
         (d)  Title of Class of Securities
                  Common Stock
         (e)  CUSIP Number
                  75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) _____ Broker or Dealer registered under Section 15 of the Act

        (b) _____ Bank as defined in section 3(a)(6) of the Act

        (c) _____ Insurance Company as defined in section 3(a)(19) of the Act

        (d)   X   Investment  Company registered under section 8 of  the Invest-
            ----- ment Company Act

        (e) _____ Investment Adviser registered under section 203 of the Invest-ment Advisers Act of 1940

        (f) _____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sections 240.13d-1(b)(1)(ii)(F)

        (g) _____ Parent Holding Company, in accordance with sections 240.13d-1(b)(ii)(G)(Note: See Item 7)

        (h) _____ Group, in accordance with sections 240.13d-1(b)(1)(ii)(H)




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ITEM 4. Ownership.

         (a)  Amount Beneficially Owned:

          At December 1, 2001, the Filer owned 2,750,000 shares of the Company's common stock and options to purchase 53,300 shares of common stock. On December 7, 2001, the Filer purchased 208,333 shares of the Company's common stock in a private placement at a cost of $1.20 per share. Thus, as of December 31, 2001, the Filer owns 3,011,633 shares of the Company's common stock on a fully converted basis.

          The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC and a sub-adviser for BFS US Special Opportunities Trust PLC, both of which own securities of CaminoSoft Corp. The Filer disclaims membership in a group.

         (b)  Percent of Class
                  29.71%

         (c)  Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:
                           3,011,633 shares
              (ii)    shared power to vote or to direct the vote:
                           None
              (iii)   sole power to dispose or to direct the disposition of:
                           3,011,633 shares
              (iv)    shared power to dispose or to direct the disposition of:
                           None

ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9. Notice of Dissolution of Group.

         Not applicable.
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ITEM 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.







                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2002           /S/
                         ------------------------------------------------------
                         Signature
                         Russell Cleveland, President and CEO
                         Renaissance Capital Growth and Income Fund III, Inc. Name and Title



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